Exhibit 4.3

THIRTEENTH AMENDMENT TO AMENDED AND RESTATED

CREDIT AND FUNDING AGREEMENT

by and among

OLIN CORPORATION

as Borrower

and

OLIN WINCHESTER, LLC

and

THE LENDERS PARTY HERETO

and

PNC BANK, NATIONAL ASSOCIATION

as Administrative Agent

and

PNC CAPITAL MARKETS LLC

as Lead Arranger and Sole Bookrunner

Dated as of March 14, 2025

This THIRTEENTH AMENDMENT TO AMENDED AND RESTATED CREDIT AND FUNDING AGREEMENT (this “Amendment”), dated as of March 14, 2025, to the Amended and Restated Credit and Funding Agreement dated as of December 9, 2010, as amended by the First Amendment thereto dated as of December 27, 2010, the Second Amendment thereto dated as of April 27, 2012, the Third Amendment thereto dated as of June 23, 2014, the Fourth Amendment thereto dated as of June 23, 2015, the Fifth Amendment thereto dated as of September 29, 2016, the Sixth Amendment thereto dated as of March 9, 2017, the Seventh Amendment thereto dated as of July 16, 2019, the Eighth Amendment thereto dated as of December 20, 2019, the Ninth Amendment thereto dated as of May 8, 2020, the Tenth Amendment thereto dated as of February 24, 2021, the Eleventh Amendment thereto dated as of August 30, 2021 and the Twelfth Amendment thereto dated as of October 11, 2022 (the “Credit and Funding Agreement”), among OLIN CORPORATION, a Virginia corporation (the “Borrower”), OLIN WINCHESTER, LLC, a Delaware limited liability company (the “Limited Liability Company”), the Lenders and other parties party thereto from time to time and PNC BANK, NATIONAL ASSOCIATION, as Administrative Agent.

RECITALS

A. Pursuant to the Credit and Funding Agreement, the Lenders have extended credit to the Borrower, on the terms and subject to the conditions set forth therein.

B. The (1) $50,000,000 The Industrial Development Authority of Washington County Gulf Opportunity Revenue Bonds (Olin Corporation Project), Series 2010A, (2) $20,000,000 The Industrial Development Authority of Washington County Recovery Zone Facility Revenue Bonds (Olin Corporation Project), Series 2010B (collectively, the “AL Bonds”), (3) $42,000,000 The Mississippi Business Finance Corporation Recovery Zone Facility Revenue Bonds (Olin Corporation Project), Series 2010 (the “MS Bonds”) and (4) $41,000,000 The Industrial Development Board of the County of Bradley and the City of Cleveland, Tennessee Recovery Zone Facility Revenue Bonds (Olin Corporation Project), Series 2010 (the “TN Bonds” and together with the AL Bonds and the MS Bonds, the “Original Bonds” and together with the MS Bonds, the “Bonds”) were sold to the Lenders pursuant to the Credit and Funding Agreement.

C. The Borrower has requested that the Credit and Funding Agreement be amended as set forth herein.

D. The Lenders are willing to agree to such amendments on the terms and conditions set forth herein.

Accordingly, in consideration of the agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1. Definitions. Except as otherwise expressly provided herein, capitalized terms used in this Amendment shall have the meanings given to them in Section 1.01 of the Credit and Funding Agreement.

1.2. Rules of Interpretation. Except as otherwise expressly provided herein, the rules of interpretation set forth in Section 1.02 of the Credit and Funding Agreement shall apply mutatis mutandis to this Amendment.

ARTICLE 2

AMENDMENTS

2.1. Additional Definitions. Section 1.01 of the Credit and Funding Agreement is hereby amended by adding the following definitions in the appropriate alphabetical order therein:

“LCT Election” shall have the meaning specified in Section 1.04

“LCT Test Date” shall have the meaning specified in Section 1.04.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Thirteenth Amendment Effective Date” means March 14, 2025.

2.2. Amended Definitions. Section 1.01 of the Credit and Funding Agreement is hereby amended by amending and restating the following definitions:

“BofA Credit Agreement” means the Credit Agreement dated as of March 14, 2025, as may be supplemented and amended from time to time, among the Borrower, the lenders and issuers of letters of credit that are party to such Credit Agreement or become party to such Credit Agreement pursuant to the terms thereof and Bank of America, N.A., as administrative agent for the lenders and issuers of letters of credit thereunder.

“Consolidated Interest Expense” means, for any period, total interest expense (including that attributable to capitalized lease obligations) of the Borrower and its Subsidiaries for such period with respect to all outstanding Indebtedness of the Borrower and its Subsidiaries (including all commissions, discounts and other fees and charges accrued with respect to letters of credit and bankers’ acceptance financing allocable to such period in accordance with GAAP, but excluding any premium or the write off of unamortized debt issuance costs, in each case paid or recognized in connection with the early extinguishment of Indebtedness), minus (in the case of net benefits) or plus (in the case of net costs) the net benefits or net costs under all Swap Contracts in respect of Indebtedness of the Borrower and its Subsidiaries to the extent such net benefits or net costs are allocable to such period in accordance with GAAP.

“ERISA Event” means (i) the occurrence of a “reportable event”, within the meaning of Section 4043 of ERISA, unless the 30-day notice requirement with respect thereto has been waived by the PBGC; (ii) the provision by the administrator of any Plan of a notice of intent to terminate such Plan, pursuant to Section 4041(a)(2) of ERISA (including any such notice with respect to a plan amendment referred to in Section 4041(e) of ERISA); (iii) the cessation of operations at a facility by the Borrower or any ERISA Affiliate in the circumstances described in Section 4062(e) of ERISA and with respect to a Plan; (iv) the withdrawal by the Borrower or any ERISA Affiliate from a Multiple Employer Plan during a plan year for which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA; (v) the failure by the Borrower or any ERISA Affiliate to make a payment to a Plan required under Section 302 of ERISA, which failure could result in the imposition of a Lien under Section 303(k)(1) of ERISA; (vi) the institution by the PBGC of proceedings to terminate a Plan, pursuant to Section 4042 of ERISA, or the occurrence of any event or condition which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, a Plan; (vii) a determination that any Single-Employer Plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code) or (viii) a complete or partial withdrawal by the Borrower or any ERISA Affiliate from a Multiemployer Plan resulting in the imposition of Withdrawal Liability on the Borrower or any ERISA Affiliate, notification of the Borrower or any ERISA Affiliate concerning the imposition of Withdrawal Liability or notification that a Multiemployer Plan is “insolvent” within the meaning of Section 4245 of ERISA or is in “endangered status,” “critical status” or “critical and declining status” within the meaning of Section 432 of the Code or Section 305 of ERISA.

“Pricing Level” means, as of any date of determination, the “Pricing Level” set forth below as then applicable:

Consolidated Leverage Ratio	Pricing Level
Less than or equal to 1.00:1.00	I
Greater than 1.00:1.00 but less than or equal to 1.50:1.00	II
Greater than 1.50:1.00 but less than or equal to 2.50:1.00	III
Greater than 2.50:1.00 but less than or equal to 3.50:1.00	IV
Greater than 3.50:1.00	V

For purposes of this definition, the Pricing Level shall be deemed to be Level III from the Thirteenth Amendment Effective Date until the delivery of the certificate referenced in Section 6.01(i)(iv) for the Reference Period ending on March 31, 2025. Thereafter, the Pricing Level shall be determined as at the end of each Reference Period based upon the calculation of the Consolidated Leverage Ratio for such Reference Period. The Designated Basis Points, which shall be used to calculate the Direct Purchase Rate, shall be adjusted (if necessary ) upward or downward on the first day following delivery of the certificate referred to in Section 6.01(i)(iv).

2.3. Deleted Definition. Section 1.01 of the Credit and Funding Agreement is hereby amended by deleting the definition of “Hedging Agreement”.

2.4. Added Section 1.04 – Limited Condition Transactions. A new Section 1.04 is added to the Credit and Funding Agreement as follows:

“SECTION 1.04. Limited Condition Transactions. (a) Notwithstanding anything in this Agreement or any Loan Document to the contrary, when calculating any applicable ratio or any other basket based on Consolidated EBITDA or Consolidated Net Tangible Assets, or determining other compliance with this Agreement (including compliance with Sections 6.01(b) and (c) hereof), in connection with the consummation of a permitted Acquisition the consummation of which is not conditioned on the availability of, or on obtaining, third party financing, the date of determination of such ratio or basket or other applicable covenant shall, at the option of the Borrower (the Borrower’s election to exercise such option in connection with any Acquisition, an “LCT Election”), be deemed to be the date the definitive agreements are executed with respect to such Acquisition (the “LCT Test Date”) and if, after such ratios and other provisions are measured on a pro forma basis after giving effect to such Acquisition to be entered into in connection therewith (including the incurrence of Indebtedness and the use of proceeds thereof) as if they occurred at the beginning of the applicable Reference Period ending prior to the LCT Test Date, the Borrower could have taken such action on the relevant LCT Test Date in compliance with such ratios and provisions, such provisions shall be deemed to have been complied with; provided that, at the option of the Borrower, the relevant ratios and baskets may be recalculated at the time of consummation of such Acquisition.

(b) If the Borrower has made an LCT Election for any such Acquisition, then in connection with any subsequent calculation of any ratio or basket availability with respect to any other transaction consummated on or following the relevant LCT Test Date and prior to the earlier of the date on which such Acquisition is consummated or the date that the definitive agreement for such Acquisition is terminated or expires without consummation of such Acquisition, any such ratio or basket shall be calculated on a pro forma basis assuming such Acquisition and other transactions in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) have been consummated until such time as the applicable Acquisition has actually closed or the definitive agreement with respect thereto has been terminated or expires.”

2.5. Section 2.02(e)(iv) – Certain Defined Terms. Section 2.02(e)(iv) of the Credit and Funding Agreement is hereby amended and restated as follows:

“(iv) Certain Defined Terms. As used in this Subsection titled “New Rate”:

“Applicable Authority” means with respect to SOFR, the SOFR Administrator or any Governmental Authority having jurisdiction over the Administrative Agent or the SOFR Administrator with respect to its publication of SOFR, in each case acting in such capacity.

“Base Rate” means, for any day, a fluctuating interest rate per annum as shall be in effect from time to time which rate per annum shall at all times be equal to the highest of:

(a) The rate of interest in effect for such day as determined by the Administrative Agent as the “prime rate” (as set forth below);

(b) The sum (adjusted to the nearest 1/100 of one percent or, if there is no nearest 1/100 of one percent, to the next higher 1/100 of one percent) of (i) 1/2 of one percent per annum, plus (ii) the Federal Funds Rate;

(c) The sum of (i) Term SOFR for a one month SOFR Interest Period, plus (ii) one percent per annum; and

(d) 1.00%.

The “prime rate” for US Dollars is a rate set by the Administrative Agent based upon various factors including the Administrative Agent’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such prime rate announced by the Administrative Agent shall take effect at the opening of business on the day specified in the public announcement of such change. If the Base Rate is being used as an alternate rate of interest pursuant to Section 2.02(e)(iii) hereof, then the Base Rate shall be the greater of clauses (a), (b) and (d) above and shall be determined without reference to clause (c) above.

“CME” means CME Group Benchmark Administration Limited.

“Conforming Changes” means, with respect to the use, administration of or any conventions associated with SOFR or any proposed SOFR Successor Rate, as applicable,

any conforming changes to the definitions of “SOFR” and “SOFR Interest Period”, timing and frequency of determining rates and making payments of interest and other technical, administrative or operational matters (including, for the avoidance of doubt, the definitions of “Business Day” and “U.S. Government Securities Business Day”, timing of borrowing requests or prepayment, conversion or continuation notices and length of lookback periods) as may be appropriate, in the discretion of the Administrative Agent, to reflect the adoption and implementation of such applicable rate(s) and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent determines that adoption of any portion of such market practice is not administratively feasible or that no market practice for the administration of such rate exists, in such other manner of administration as the Administrative Agent determines is reasonably necessary in connection with the administration of this Agreement).

“Federal Funds Rate” means, for any day, the rate per annum calculated by the Federal Reserve Bank of New York based on such day’s federal funds transactions by depository institutions (as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time) and published on the next succeeding Business Day by the Federal Reserve Bank of New York as the federal funds effective rate; provided that if the Federal Funds Rate as so determined would be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

“Governmental Authority” means the government of the United States or of any political subdivision thereof, whether state, or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“SOFR” means a rate equal to the Secured Overnight Financing Rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or any successor administrator of the secured overnight financing rate).

“SOFR Interest Period” means a tenor of one month.

“SOFR Interest Rate Determination Date” means, while the Bonds bear interest at Term SOFR, two U.S. Government Securities Business Days prior to the commencement of such SOFR Interest Period.

“SOFR Scheduled Unavailability Date” has the meaning specified in Section 2.02(e)(iii)(B).

“SOFR Successor Rate” has the meaning specified in Section 2.02(e)(iii)(B).

“Term SOFR” means for any SOFR Interest Period, the rate per annum equal to the Term SOFR Screen Rate for that particular tenor two U.S. Government Securities Business Days prior to the commencement of such SOFR Interest Period with a term equivalent to such SOFR Interest Period; provided that, if the rate is not published prior to 11:00 a.m. on such determination date then Term SOFR means the Term SOFR Screen Rate on the first U.S. Government Securities Business Day immediately prior thereto; provided further that, if Term SOFR determined in accordance with this definition would otherwise be less than 0.00%, Term SOFR shall be deemed 0.00% for purposes of this Agreement.

“Term SOFR Screen Rate” means the forward-looking SOFR term rate administered by CME (or any successor administrator satisfactory to the Administrative Agent) and published on the applicable Reuters screen page (or such other commercially available source providing such quotations as may be designated by the Administrative Agent from time to time).

“U.S. Government Securities Business Day” means any day except for a (a) Saturday, (b) Sunday or (c) day on which any of the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.”

2.6. Section 4.01(e) – Representations and Warranties of the Borrower. Section 4.01(e) of the Credit and Funding Agreement is hereby amended and restated as follows:

“The consolidated balance sheet of the Borrower and its Subsidiaries as at December 31, 2024, and the related consolidated statements of income and cash flows of the Borrower and its Subsidiaries for the fiscal year then ended, accompanied by an opinion of KPMG LLP, independent public accountants, fairly present the consolidated financial condition of the Borrower and its Subsidiaries as at such date and the consolidated results of the operations of the Borrower and its Subsidiaries for the periods ended on such date, all in accordance with GAAP. Since December 31, 2024 there has been no material adverse change in the business, financial condition or results of operations of the Borrower and its Subsidiaries, taken as a whole.”

2.7. Section 4.01(j) – Representations and Warranties of the Borrower. Section 4.01(j) of the Credit and Funding Agreement is hereby amended and restated as follows:

“In the ordinary course of its business, the Borrower conducts an ongoing review of the effect of Environmental Laws on the operations and properties of the Borrower, in the course of which it identifies and evaluates associated liabilities and costs (including, without limitation, any capital or operating expenditures required for clean-up or closure of properties presently or previously owned, any liabilities in connection with off-site disposal of Hazardous Substances and any capital or operating expenditures) required to achieve or maintain compliance with Environmental Laws. On the basis of this review, the Borrower has reasonably concluded that, except with respect to any matter disclosed in Items 1 or 3 in the Borrower’s 2024 Form 10-K or in the Commitments and Contingencies Note to the consolidated financial statements incorporated therein, such associated liabilities and costs, are unlikely to cause a material adverse change in the business, financial condition or results of operations of the Borrower and its Subsidiaries, taken as a whole, from that shown on the consolidated financial statements as at, and for the fiscal year ended, December 31, 2024, provided that the inclusion of such exception does not indicate that any such matter will cause such a material adverse change.”

2.8. Section 6.01(b) – Affirmative Covenants –Leverage Ratio. Section 6.01(b) of the Credit and Funding Agreement is hereby amended and restated as follows:

“(b) Leverage Ratio. Maintain a Consolidated Leverage Ratio as of the last day of each Reference Period (commencing with the Reference Period ending on March 31, 2025) of not more than 4.00:1.00; provided that upon consummation of any Acquisition that involves the payment of consideration in excess of $500,000,000, at the option of the Borrower, 4.00:1.00 will increase to 4.50:1.00 for the period that begins with the fiscal quarter in which such Acquisition is consummated and shall return to the level set forth above on the last day of the fourth fiscal quarter beginning after the date on which such Acquisition was consummated; provided that there shall not be more than two (2) Consolidated Leverage Ratio increases from 4.00:1.00 to 4.50:1.00.”

2.9. Section 6.02(b) – Negative Covenants – Domestic Subsidiary Indebtedness. Section 6.02(b) of the Credit and Funding Agreement is hereby amended and restated as follows:

“(b) Domestic Subsidiary Indebtedness. Permit any Domestic Subsidiary (other than any Additional Borrower (as defined in the BofA Credit Agreement)) to create incur, assume or permit to exist any Indebtedness, except:

(i) Indebtedness of any Domestic Subsidiary to the Borrower or any other Domestic Subsidiary;

(ii) Indebtedness of any Domestic Subsidiary outstanding on the Thirteenth Amendment Effective Date;

(iii) Indebtedness incurred to finance the acquisition, construction or improvement of any fixed or capital assets, including Finance Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof; provided that such Indebtedness is incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement;

(iv) Indebtedness of any Person that becomes a Domestic Subsidiary after the date hereof; provided that such Indebtedness exists at the time such Person becomes a Domestic Subsidiary and is not created in contemplation of or in connection with such Person becoming a Domestic Subsidiary;

(v) other Indebtedness in an aggregate principal amount not exceeding US$85,000,000 at any time outstanding;

(vi) [reserved]

(vii) Indebtedness of any Receivables Subsidiaries in respect of any Permitted Receivables Facilities in an aggregate principal amount not exceeding US$700,000,000 at any time outstanding;

(viii) Permitted Refinancing Indebtedness that serves to Refinance any Indebtedness permitted under Section 6.02(b)(i), (ii), (iii), (v) or (vii) above; and

(ix) Indebtedness in connection with the financing of insurance premiums in the ordinary course of business.”

2.10. Section 6.02(d) – Negative Covenants – Change in Nature of Business. Section 6.02(d) of the Credit and Funding Agreement is hereby amended and restated as follows:

“(d) Engage, or permit any of its Subsidiaries to engage, to any material extent, in any business other than the businesses of the type conducted by the Borrower and its Subsidiaries on the Thirteenth Amendment Effective Date and businesses reasonably related or complementary thereto.”

2.11. Section 7.01(g) – Events of Default. Section 7.01(g) of the Credit and Funding Agreement is hereby amended and restated as follows:

“(g) The Borrower or any of its ERISA Affiliates shall incur liability in an amount that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Borrower and its Subsidiaries, taken as a whole, in the aggregate as a result of one or more of the following: (i) the occurrence of any ERISA Event with respect to a Plan or (ii) the termination of a Multiemployer Plan.”

2.12. Schedule 1 to the Credit and Funding Agreement is hereby amended and restated in its entirety with SCHEDULE 1 attached hereto. The amendment to Schedule 1 shall be effective only upon either (1) the receipt from nationally recognized bond counsel acceptable to the Administrative Agent of one or more opinions with respect to all outstanding Bonds to the effect that the amendments set forth herein will have no adverse effect upon the exclusion from gross income for federal income tax purposes of the interest on the Bonds or (2) action by the MS Issuer and the TN Issuer to reissue or concurrently refund the applicable series of Bonds (i.e., the MS Bonds or the TN Bonds) by issuing a new series of bonds (any such new series, “Current Refunding Bonds”) in order to include in the calculation of the Direct Purchase Rate the Designated Basis Points for the Pricing Levels set forth in Schedule 1 for the new Current Refunding Bonds, which such Current Refunding Bonds will be deemed purchased by the Lenders upon such Current Refunding Bonds’ issuance in exchange for the refunded Bonds held by each Lender, and which must be accompanied by one or more opinions of nationally recognized bond counsel acceptable to the Administrative Agent to the effect that interest on each series of Current Refunding Bonds is excludable from gross income for federal income tax purposes, and each series of Current Refunding Bonds is duly authorized, executed and delivered by its respective Issuer, and as to such other matters reasonably requested by the Administrative Agent.

Provided that if either of the conditions described in (1) or (2) above (the “Tax-Exempt Conditions”) is satisfied on or prior to May 15, 2025, with respect to any series of Bonds, then the amendment to Schedule 1 reflecting the tax-exempt rate shall be effective with respect to that separate series of Bonds or Current Refunding Bonds.

Provided further that in the event that none of the Tax-Exempt Conditions are satisfied on or prior to May 15, 2025, then beginning on May 16, 2025, the Bonds shall accrue interest at the rate determined by using the Taxable Pricing Grid set forth in Schedule 1.

ARTICLE 3

MISCELLANEOUS

3.1 Effectiveness. This Amendment is effective as of the date hereof upon its execution and delivery by the Borrower and each Lender and payment by the Borrower to each Lender, including without limitation, PNC Bank, National Association, in an amount equal to one tenth of one percent (0.10%) of the outstanding principal amount of the Bonds held by such Lender, together with any fees or expenses of counsel in connection with this Amendment. The Administrative Agent shall promptly notify the Lenders of the occurrence of the effectiveness of this Amendment. On and after the date hereof, each reference in the Credit and Funding Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Credit and Funding Agreement and each reference in each of the other Loan Documents to “the Credit and Funding Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit and Funding Agreement shall mean and be a reference to the Credit and Funding Agreement as amended by this Amendment.

3.2 Representations and Warranties. The Borrower hereby represents and warrants to the Lenders and the Administrative Agent that (a) after giving effect to this Amendment, the representations and warranties set forth in the Credit and Funding Agreement are correct in all material respects on and as of the date hereof as though made on and as of the date hereof and (b) no event has occurred and is continuing which constitutes an Event of Default or which would constitute an Event of Default but for the requirement that notice be given or time elapse or both.

3.3 No Waiver. Except as specifically amended or modified pursuant to the terms of this Amendment, the terms and conditions of the Credit and Funding Agreement and the other Loan Documents remain in full force and effect. Nothing herein shall limit in any way the rights and remedies of the Lenders or the Administrative Agent under the Credit and Funding Agreement (as amended and modified hereby) and the other Loan Documents.

3.4 Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or in electronic (i.e., “pdf’ or “tif’) format shall be effective as delivery of a manually executed counterpart of this Amendment. The words “execution,” “signed,” “signature,” and words of like import in this Amendment shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

3.5 Governing Law. This Amendment and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon arising out of or relating to this Amendment and the transactions contemplated hereby shall be governed by, and construed in accordance with, the law of the State of New York.

3.6 Obligations of the Limited Liability Company. Each of the Borrower and the Limited Liability Company acknowledge and affirm that the Limited Liability Company is treated as a co-obligor and additional Borrower (as that term is defined in the MS Loan Agreement) to the MS Loan Agreement and the MS Bonds and as such, is also bound by the Credit and Funding Agreement, as amended by this Amendment, and as it shall be amended and supplemented from time to time.

[SIGNATURE PAGE TO THIRTEENTH AMENDMENT TO

AMENDED AND RESTATED CREDIT AND FUNDING AGREEMENT]

IN WITNESS WHEREOF, the parties hereto, by their officers thereunto duly authorized, have executed this Agreement as of the day and year first above written.

OLIN CORPORATION

By:	/s/ Teresa M. Vermillion
Name:	Teresa M. Vermillion
Title:	Vice President and Treasurer

OLIN WINCHESTER, LLC

By:	/s/ Teresa M. Vermillion
Name:	Teresa M. Vermillion
Title:	Vice President and Treasurer

[SIGNATURE PAGE TO THIRTEENTH AMENDMENT TO

AMENDED AND RESTATED CREDIT AND FUNDING AGREEMENT]

WELLS FARGO BANK, N.A.		BANK OF AMERICA, N.A.

By:	/s/ Nathan R. Rantala	By:	/s/ Joseph Cherre
Name:	Nathan R. Rantala	Name:	Joseph Cherre
Title:	Managing Director	Title:	Vice President

THE NORTHERN TRUST COMPANY		TRUIST BANK

By:	/s/ Jack Stibich	By:	/s/ Alexander Harrison
Name:	Jack Stibich	Name:	Alexander Harrison
Title:	Second Vice President	Title:	Director

PNC BANK, NATIONAL ASSOCIATION, Individually and as Administrative Agent

By:	/s/ Matt Corcoran
Name:	Matt Corcoran
Title:	Senior Vice President

SCHEDULE 1

PRICING GRID

VARIABLE PRICING AND FEES BASED ON CONSOLIDATED LEVERAGE RATIO

(PRICING EXPRESSED IN BASIS POINTS)

Pricing Level	Applicable Commitment Fee Rate*	Designated Basis Points	Prime Margin
I	N/A	87.5	0.000%
II	N/A	100.0	0.000%
III	N/A	112.5	0.125%
IV	N/A	125.0	0.250%
V	N/A	137.5	0.375%

*	At the time of execution of the Third Amendment to Amended and Restated Credit and Funding Agreement, the Draw Down Period had expired and the Applicable Commitment Fee Rate was no longer applicable.

For purposes of determining the Designated Basis Points for computing the rate set forth in Section 2.02(e) of the Agreement and the Applicable Commitment Fee Rate:

(a) The Designated Basis Points and the Applicable Commitment Fee Rate shall be determined on the Thirteenth Amendment Effective Date based on Pricing Level III.

(b) The Designated Basis Points and the Applicable Commitment Fee Rate shall be recomputed as of the end of each Reference Period ending on or after March 31, 2025 based on the Consolidated Leverage Ratio. Any increase or decrease in the Designated Basis Points and the Applicable Commitment Fee Rate computed as of such Reference Period shall be effective on the date on which the Certificate evidencing such computation is due to be delivered under Section 6.01(i)(iv).

(c) If, as a result of any restatement of or other adjustment to the financial statements of the Borrower or for any other reason, the Borrower or the Lenders determine that (i) the Consolidated Leverage Ratio as calculated by the Borrower as of any applicable date was inaccurate and (ii) a proper calculation of the Consolidated Leverage Ratio would have resulted in higher pricing for such period, the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders, promptly on demand by the Administrative Agent (or, after the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code of the United States, automatically and without further action by the Administrative Agent or any Lender), an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period. This paragraph shall not limit the rights of the Administrative Agent or any Lender, as the case may be, under Article V. The Borrower’s obligations under this paragraph shall survive the termination of the Commitments and the repayment of all other Obligations hereunder.

TAXABLE PRICING GRID

VARIABLE PRICING AND FEES BASED ON CONSOLIDATED LEVERAGE RATIO

(PRICING EXPRESSED IN BASIS POINTS)

Pricing Level	Applicable Commitment Fee Rate*	Designated Basis Points	Prime Margin
I	N/A	125.0	0.250%
II	N/A	150.0	0.500%
III	N/A	162.5	0.625%
IV	N/A	175.0	0.750%
V	N/A	187.5	0.875%

EFFECT OF DETERMINATION OF TAXABILITY

In the event that a Determination of Taxability occurs with respect to any of the MS Bonds and/or TN Bonds:

(a) Accrued and unpaid interest on the affected Bonds shall be due and payable at the rate determined by using the Taxable Pricing Grid set forth above commencing on the next Interest Payment Date after the date on which the Determination of Taxability occurs.

(b) In addition to future payments of accrued and unpaid interest on the affected Bonds at the rate determined by using the Taxable Pricing Grid set forth above in accordance with paragraph (a), the Borrower shall pay to the Holders of the affected Bonds the amount by which (i) the interest that would have accrued on the principal amount of the affected Bonds at the Taxable Rate during the period (A) beginning on the date determined by the Internal Revenue Service as the date on which the interest on such Bonds became includible in gross income of the Holders, and (B) ending on the earlier to occur of the date on which unpaid interest began to accrue at the rate determined by using the Taxable Pricing Grid set forth above under paragraph (a) or the date on which the principal amount of the affected Bonds was paid in full, exceeds (ii) the interest actually paid on the principal amount of the affected Bond for such period; provided, however, that in no event shall the amount due to any Holder under this paragraph (b) exceed the out-of-pocket costs actually incurred by such Holder as a result of the Determination of Taxability.

Capitalized terms used in this Schedule I under the heading “Effect of Determination of Taxability” with respect to any Bond, if not defined in the Credit and Funding Agreement, shall have the meanings assigned in the applicable Indenture. In the event of a conflict between the terms and conditions of the provisions of this Schedule I under the heading “Effect of Determination of Taxability” and the terms and conditions of other Loan Documents, the terms and conditions contained in this Schedule I shall govern.